Exhibit 99.1

Kitov Pharmaceuticals

Holdings Ltd.

Condensed Consolidated

Interim Financial

Statements

As of September 30, 2015

(unaudited)

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Financial Statements as of September 30, 2015

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Financial Position (unaudited)

		September 30	September 30	December 31
		2015	2014	2014
	Note	USD thousands	USD thousands	USD thousands
Assets
Cash and cash equivalents		981	2,424	1,313
Other receivables		553	445	446

Total current assets		1,534	2,869	1,759

Fixed assets		6	-	-

Total assets		1,540	2,869	1,759

Current Liabilities
Accounts payables		321	474	500
Other payables		286	360	114
Related parties	5	-	294	294
Bridge loans and derivative instruments	6	430	-	-
Other derivative instruments		281	279	78

Total current liabilities		1,318	1,407	986

Non-current liabilities
Post employment benefit liabilities		91	-	-

Equity

Share capital, no par value		-	-	-
Share premium	4	11,627	9,104	9,104
Receipts on account of warrants		-	200	200
Capital reserve for share-based payments		533	450	560
Capital reserve from transactions with related parties		761	761	761
Accumulated loss		(12,790)	(9,053)	(9,852)

Total equity		131	1,462	773

Total liabilities and equity		1,540	2,869	1,759

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Statements of Operations (unaudited)

	For the nine months ended		For the three months ended		For the year ended
	September 30		September 30		December 31
	2015	2014	2015	2014	2014
	USD thousands	USD thousands	USD thousands	USD thousands	USD thousands

Research and development expenses	1,825	2,656	906	728	3,192

General and administrative expenses	995	931	287	455	1,269

Other expenses	-	720	-	-	720

Operating loss	2,820	4,307	1,193	1,183	5,181

Finance expense	409	218	354	131	317
Finance income	(291)	(72)	(291)	(70)	(246)

Loss for the period	2,938	4,453	1,256	1,244	5,252

Loss per share
Basic and diluted loss per share - USD	0.28	*1.12	0.10	*0.26	1.17
Number of shares used in calculating basic and diluted loss per share	10,557,967	*3,979,625	12,957,410	*4,865,753	4,481,684

* Retroactively adjusted to reflect the reverse stock split that took place in November 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (unaudited)

					Capital
					reserve from
				Capital	transactions
			Receipts on	reserve for	with
	Share	Share	account of	share-based	related	Accumulated
	capital	premium	warrants	payments	parties	loss	Total
	USD thousands

For the nine months ended September 30, 2015 :

Balance as of January 1, 2015	-	9,104	200	560	761	(9,852)	773

Issuance of shares, net of issuance costs	-	1,821	-	-	-		1,821
Exercise and expiration of Warrants (series 1)	-	201	(200)	-	-	-	1
Share issuance deriving from a strategic cooperation agreement	-	500	-	(84)	-	-	416
Share-based payments	-	-	-	57	-	-	57
Exercise of Warrants (series 2)	-	1	-	-	-	-	1
Total comprehensive loss for the period	-	-	-	-	-	(2,938)	(2,938)
Balance as of September 30, 2015	-	11,627	-	533	761	(12,790)	131

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
	USD thousands
For the nine months ended September 30, 2014:

Balance as of January 1, 2014	-	2,654	-	141	859	(4,600)	(946)

Issuance of shares, net of issuance costs	-	6,200	-	57	-	-	6,257
Issuance of warrants in a right offering	-	(200)	200	-	-	-	-
Share issuance deriving from a strategic cooperation agreement	-	327	-	250	-	-	577
Share-based payments	-	-	-	61	-	-	61
Options exercised	-	123	-	(59)	-	-	64
Capital reserve from transactions with related parties	-	-	-	-	43	-	43
Return of funds to a related party	-	-	-	-	(141)	-	(141)
Total comprehensive loss for the period	-	-	-	-	-	(4,453)	(4,453)

Balance as of September 30, 2014	-	9,104	200	450	761	(9,053)	1,462

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

					Capital
					reserve from
				Capital	transactions
			Receipts on	reserve for	with
	Share	Share	account of	share-based	related	Accumulated
	capital	premium	warrants	payments	parties	loss	Total
	USD thousands

For the three months ended September 30, 2015:

Balance as of July 1, 2015	-	11,626	-	279	761	(11,534)	1,132

Issuance of shares, net of issuance costs	-	-	-	-	-	-	-
Exercise and expiration of Warrants (series 1)	-	-	-	-	-	-	-
Share issuance deriving from a strategic cooperation agreement	-	-	-	249	-	-	249
Share-based payments	-	-	-	5	-	-	5
Exercise of Warrants (series 2)	-	1	-	-	-	-	1
Total comprehensive loss for the period	-	-	-	-	-	(1,256)	(1,256)
Balance as of September 30, 2015	-	11,627	-	533	761	(12,790)	131

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
	USD thousands
For the three months ended September 30, 2014:

Balance as of July 1, 2014	-	7,278	200	357	761	(7,809)	787

Issuance of shares, net of issuance costs	-	1,749	-	-	-	-	1,749
Issuance of warrants in a right offering	-	-	-	-	-	-	-
Share issuance deriving from a strategic cooperation agreement	-		-	83	-	-	83
Share-based payments	-	-	-	30	-	-	30
Options exercised	-	77	-	(20)	-	-	57
Capital reserve from transactions with related parties	-	-	-	-	-	-	-
Return of funds to a related party	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(1,244)	(1,244)

Balance as of September 30, 2014	-	9,104	200	450	761	(9,053)	1,462

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
	USD thousands
For the year ended December 31, 2014:

Balance as of January 1, 2014	-	2,654	-	141	859	(4,600)	(946)

Issuance of shares, net of issuance costs	-	6,200	-	57	-	-	6,257
Issuance of warrants in a right offering	-	(200)	200	-	-	-	-
Share issuance deriving from a strategic cooperation agreement	-	327	-	333	-	-	660
Share-based payments	-	-	-	88	-	-	88
Options exercised	-	123	-	(59)	-	-	64
Capital reserve from transactions with related parties	-	-	-	-	43	-	43
Return of funds to a related party	-	-	-	-	(141)	-	(141)
Total comprehensive loss for the year	-	-	-	-	-	(5,252)	(5,252)

Balance as of December 31, 2014	-	9,104	200	560	761	(9,852)	773

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2015	2014	2015	2014	2014

Cash flows from operating activities:
Loss for the period	(2,938)	(4,453)	(1,256)	(1,244)	(5,252)
Adjustments:
Finance expense, net	118	146	63	61	71
Share-based payment	57	61	20	30	88
Expenses in regard to a strategic cooperation agreement	416	577	249	83	660
Non-remunerable services provided by related parties	-	37	-	-	37

	(2,347)	(3,632)	(924)	(1,070)	(4,396)
Changes in assets and liabilities:
Changes in other receivables	(118)	(352)	(240)	(17)	(375)
Changes in accounts payables	(180)	427	97	338	453
Changes in other payables	172	33	(6)	175	(208)
Changes in post employment benefit liabilities	91	-	1	-	-

	(35)	108	(148)	496	(130)

Net cash used in operating activities	(2,382)	(3,524)	(1,072)	(574)	(4,526)

Cash flows from investing activities:
Acquisition of fixed assets	(6)	-	-	-	-
Net cash used in investing activities	(6)	-	-	-	-

Cash flows from financing activities:
Repayment of loans from related parties	(294)	(622)	-	(127)	(622)
Loans received from third parties	430	132	430	-	132
Repayment of loans from third parties	-	(246)	-	(57)	(246)
Proceeds from issuance of shares	1,929	6,848	-	1,884	6,848
Share issuance expenses paid	(108)	(571)	-	(115)	(571)
Proceeds from issuance of warrants	157	349	-	349	349
Option issuance expenses paid	(4)	(25)	-	(25)	(25)
Receipts from warrants exercised	2	57	1	57	57
Interest paid	(5)	(89)	(1)	(3)	(100)
Net cash provided by financing activities	2,107	5,833	430	1,963	5,822

Net increase (decrease) in cash and cash equivalents	(281)	2,309	(642)	1,389	1,296
Cash and cash equivalents at the beginning of the period	1,313	193	1,652	1,131	193
Effect of translation adjustments on cash and cash equivalents	(51)	(78)	(29)	(96)	(176)

Cash and cash equivalents at the end of the period	981	2,424	981	2,424	1,313

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2015 (unaudited)

Note 1 -General

A.	Reporting entity

Kitov Pharmaceuticals Holdings Ltd. (hereinafter: "the Company") was incorporated in Israel in August, 1968 as a private company with limited shares. Since September, 1978 the company’s shares have been listed for trading on the Tel Aviv Stock Exchange. The Company's address is Azrieli Towers, the Round Tower, 132 Menachem Begin Road, Tel Aviv. In October 2012, the Company disposed of all of its previous operations, and in July, 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. (hereinafter: "Kitov") from its shareholders, in exchange for the Company’s shares (hereinafter: "the Acquisition").

The Company’s shares were listed on NASDAQ in November 2015.

The Company together with Kitov are referred to, in these financial statements, as "the Group".

As of the date of the financial statements, the Company is engaged through Kitov, in the development of combination drugs that treat two clinical conditions simultaneously, pain deriving from osteoarthritis and hypertension.

Since incorporation through September 30, 2015, the Company has incurred losses and negative cash flows from operations mainly attributable to its development efforts and has an accumulated deficit of USD 12.7 million. The Company has financed its operations mainly through private and public financing rounds. Subsequent to the balance sheet date the Company raised an additional USD 11.6 million net, which will allow the Company to complete its current development plans. The Company currently has no revenues and may require additional funding for future plans.

B.	Immaterial adjustment of previously released financial statements

An adjustment was made to the financial statements as of December 31, 2014  that have been issued previously regarding the classification  of warrants which have been issued to the public in September 2014. These warrants were classified in equity rather than as a financial liability as required since their exercise price was not considered fixed. These warrants are measured at fair value at each period end with the resulting adjustment charged to finance expense. The total effect on the statement of operations for the year ended December 31, 2014 was USD 246 thousand and derivative instruments of USD 78 thousand were added to current liabilities. These financial statements incorporate the immaterial adjustment.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2014 (hereinafter – “the annual financial statements”).

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Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2015 (unaudited)

Note 2 - Basis of Preparation (continued)

B.	The Company’s presentation currency is the US dollar (USD).

The following presents the exchange rate of the New Israeli Shekel (NIS) to the USD :

		As of
As of September 30		December 31
2015	2014	2014

3.923	3.695	3.889

The following presents changes in USD rates:

For the nine months ended		For the three months ended		For the year ended
September 30		September 30		December 31
2015	2014	2015	2014	2014
%	%	%	%	%

0.87	6.45	4.09	7.48	12.04

C.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Note 4 –Share Capital and Share Premium

A.	As of September 30, 2015 and December 31, 2014, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	September 30	December 31
	2015	2014

Authorized share capital	500,000,000	500,000,000

Issued and outstanding share capital	12,958,581	5,971,488

In a public offering on the NASDAQ that took place on November 20, 2015, the Company issued 3,158,900 American Depository Shares (ADS) that represent 63,178,000 ordinary shares with no par value. As a result, as of the date of approval of these financial statements, the Company’s issued and outstanding share capital is 76,136,581 ordinary shares. As to details regarding the public offering, see note 7B.

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Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2015 (unaudited)

Note 4 –Share Capital and Share Premium (continued)

B.	The Group recognized the following amounts in share capital, share premium and capital reserves:

	For the nine months ended		For the three months ended		For the Year ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	December 31, 2014

	USD thousands	USD thousands	USD thousands	USD thousands	USD thousands
Issuance of shares, net of issuance costs*	1,821	6,257	-	1,749	6,257
Share issuance deriving from a strategic cooperation agreement	416	577	249	83	660
Share-based payments	57	61	5	30	88
Options exercised	2	64	1	57	64
Return of funds to a related party	-	(141)	-	-	(141)
Capital reserve from related parties	-	43	-	-	43
	2,296	6,861	255	1,919	6,971

*	During the nine months ended September 30, 2015 and 2014 issuance costs totaled USD 108 thousand and USD 513 thousand, respectively. During the year ended December 31, 2014 these costs totaled USD 650 thousand. These costs are included as a deduction from equity.

C.	On March 30, 2015 the Company issued 6,388,000 shares at a price per share of NIS 1.30 and, for no consideration. 24,913,200 warrants (series 2) exercisable into 1,916,400 shares for an exercise price of NIS 0.40 and 3,194,000 warrants (series 3) exercisable into 3,194,000 shares for an exercise price of NIS 2.20 per share. Total gross proceeds amounted to NIS 8,304,400 (USD 2.1 million). Warrants (series 3), expired on April 30, 2015. In August 2015 the Company received the approval of the court to extend the exercise period of the Warrants (series 2) through March 1, 2016.

Net proceeds amounted to USD 1,974 thousand, of which USD 157 thousand, which represent the market value of the warrants at their first day of trade, were attributed to liabilities, warrant issuance cost of USD 4 thousand were charged to finance expense in the statement of operations and the remaining USD 1,821 thousand were attributed to share premium.

D.	In February, 2015, the Company's board of directors decided to grant 44,786 options to two consultants in return for their services. The options are exercisable into 44,786 shares for an exercise price of NIS 4.00 for a period of 24 months. The options became exercisable immediately on the grant date, May 14, 2015.

E.	During the reported period 2,302 warrants (series 1) were exercised into 177 shares for proceeds of approximately USD 1 thousand.

F.	During the reported period 16,000 warrants (series 2) were exercised into 1,231 shares for proceeds of approximately USD 1 thousand.

G.	In May 2015, following the meeting of milestones, the Company issued 597,511 shares to Dexcel Ltd. in exchange for formulation development services, and paid Dexcel a net amount of USD 0.25 million.

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Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2015 (unaudited)

Note 5 -Transactions and Balances with Related Parties

A.	Balances with related parties are included in the statement of financial position in the following items:

	September 30,		December 31,
	2015	2014	2014
			(audited)
	USD thousands	USD thousands	USD thousands

Other payables	85	46	82
post employment benefit liabilities	91	-	-
Loans from related parties	-	294	294

B.	The statements of operations include the following transactions with related parties:

	For the nine months ended		For the three months ended		For the year ended
	September 30		September 30		December 31
	2015	2014	2015	2014	2014

	USD thousands	USD thousands	USD thousands	USD thousands	USD thousands

General and administrative expenses	505	322	124	107	477

Other expenses	-	720	-	-	-

Financing expenses	-	3	-	1	6

Note 6 – Bridge Loans and Derivative Instruments

In August 2015 the Company entered into loan agreements with several third parties ( "the Lenders") pursuant to which, they extended the Company loans of USD 430 thousand. In addition, the Company has an option to require that each of the Lenders advance an additional loan ("the Additional Loans") in an amount, up to an additional aggregate of USD 430 thousand. At the date of repayment (or conversion to shares), the Company will repay, in addition to the principal amount, an additional amount, of up to 50% of the principal amount subject to terms such as public offering, timing of an offering, and participation in an offering.

In addition, as part of the loan agreement, the Lenders were granted warrants to purchase 1,720,000 ordinary shares with no par value for an exercise price of NIS 1.80. The warrants are exercisable through August 31, 2016.

Following a Public Offering, as detailed in note 7B below, and the participation of all Lenders in this Offering, all of the loans’ principal amounts with the additional allocation fee of 33% were repaid. The total repayments amounted to USD 572 thousand.

Note 7 - Subsequent Events

A.	On October 26, 2015 the Company’s audit committee and the board of directors approved the signing of a Memorandum Of Understanding with NextGen Biomed Ltd. (hereinafter: “NextGen” and “MOA”, respectively), according to which the Company shall acquire the operations of Dermipsor Ltd. (hereinafter: “Dermipsor”), NextGen’s subsidiary, in which NextGen holds 98.8% of its issued and paid share capital, in either a way of acquiring all of NextGen’s holdings in Dermipsor or by signing on an exclusive licensing agreement of Dermipsor’s Intellectual Property, for a consideration of USD 1.2 million.

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Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2015 (unaudited)

The MOA is not binding and will expire 3 months from the date of signing the MOA, if an agreement is not signed before that date.

B.	In a public offering on the NASDAQ on November 20, 2015, the Company raised USD 13,046,257 (approximately USD 11.6 million after deduction of underwriters’ commissions and expenses related to the public offering). On that date, the Company’s securities were listed and started trading on NASDAQ under the symbols KTOV and KTOVW. The closing of the public offering took place on November 25, 2015.

In the public offering the Company issued 3,158,000 American Depository Shares (hereinafter: “ADS”) and 3,158,000 warrants to purchase 3,158,000 ADSs. Each ADS represents 20 shares with no par value. Each warrant enables the purchase of 1 ADS. The public offering was executed at a price of USD 4.13 for a unit of 1 ADS and 1 warrant. Each warrant is exercisable for a period of 5 years for an exercise price of USD 4.13. In addition, the Company granted the underwriters the right to sell within 45 days up to 473,835 ADSs and/or 473,835 warrants at the same terms as the public offering (of which the underwriters have exercised the right to sell 220,074 warrants). The Company also granted the underwriters non-listed warrants to purchase up to 157,945 ADSs for an exercise price of USD 4.96.

C.	With regard to loan repayment, see note 6.

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